April 17, 2017

Mr. H. Roger Schwall

Assistant Director

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Select Energy Services, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed April 12, 2017

File No. 333-216404

Ladies and Gentlemen:

Set forth below are the responses of Select Energy Services, Inc. (the “Company,” “we,” “us,” or “our”) to oral comments received on April 14, 2017 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 3 to the Registration Statement on Form S-1, File No 333-216404, filed with the Commission on April 12, 2017 (the “Registration Statement”).

For your convenience, each response is prefaced by the substance of the Staff’s oral comment in bold, italicized text. Capitalized terms used herein but not defined have the meanings ascribed to such terms in the Registration Statement.

1.                                      Oral Comment: Please consider your disclosure of net loss per share disclosed on page F-5 of the above referenced Registration Statement to clarify any differences between pro forma net loss per share and historical net loss per share.

RESPONSE:  Based on our discussions with the representatives of the Staff on April 14, 2017, we propose to revise the pro forma net loss per share presented on page F-5 of the Registration Statement from $(0.05) per share previously presented to $(4.49) per share.  We propose to make conforming changes to the disclosures on pages 22 and 57 of the Registration Statement.

In addition, we propose to replace the explanatory language in the notes to the consolidated financial statements on page F-17 with language that reads as follows:

Pro forma earnings per share (unaudited): The computation of unaudited pro forma earnings per share of $(4.49) per share gives effect to (1) the reorganization and 144A Offering transactions as described in the notes to consolidated financial statements and (2) the issuance of 10,600,000 shares of Class A common stock to be offered in the Company’s initial public offering as if all of these transactions occurred as of January 1, 2016. If the computation of unaudited pro forma earnings per share were to only give effect to the issuance of shares of Class A common stock in the initial public offering that would be required to be sold to extinguish ‘‘as adjusted’’ total long-term debt related to the Permian Acquisition for the period subsequent to the reorganization and 144A Offering transactions, it would result in basic and diluted pro forma net loss per share attributable to Class A-1 and Class A stockholders of $(0.05).

2.                                      Oral Comment: Please revise the opinion of Vinson & Elkins L.L.P., filed as Exhibit 5.1 to the above referenced Registration Statement, to clarify the legality of all of the shares of Class A common stock of the Company to be sold by the selling shareholders, including those shares issued prior to the Company’s initial public offering.

RESPONSE:  We acknowledge the Staff’s comment and respectfully advise the Staff that a portion of the shares of Class A common stock to be sold by the selling shareholders in the offering are currently outstanding and the remainder of the shares of Class A common stock to be sold by the selling shareholders will be newly issued in connection with the offering. We propose to file a revised opinion of Vinson & Elkins L.L.P. as Exhibit 5.1 to the Registration Statement in the form attached hereto as Annex A in accordance with the Staff’s oral comment.

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours,

SELECT ENERGY SERVICES, INC.

By:	/s/ John D. Schmitz
Name:	John D. Schmitz
Title:	Chairman and Chief Executive Officer

Enclosures

cc:                                David Oelman, Vinson & Elkins L.L.P.

Alan Beck, Vinson & Elkins L.L.P.

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ANNEX A

Opinion of Vinson & Elkins L.L.P.

Exhibit 5.1

Select Energy Services, Inc.

1820 North I-35, P.O. Box 1715

Gainesville, Texas 76241

Re: Registration Statement on Form S-1

Ladies and Gentlemen:

We have acted as counsel for Select Energy Services, Inc., a Delaware corporation (the “Company”), in connection with the proposed offer and sale (the “Offering”) by the Company and the selling stockholders (the “Selling Stockholders”), pursuant to a prospectus forming a part of a Registration Statement on Form S-1, Registration No. 333-216404, originally filed with the Securities and Exchange Commission on March 2, 2017 (such Registration Statement, as amended at the effective date thereof, being referred to herein as the “Registration Statement”), of up to 12,190,000 shares of Class A common stock, par value $0.01 per share, of the Company (the “Common Shares”).

In connection with this opinion, we have assumed that (i) the Registration Statement, and any amendments thereto (including post-effective amendments), will have become effective, (ii) the Common Shares will be issued and sold in the manner described in the Registration Statement and the prospectus relating thereto and (iii) a definitive underwriting agreement, in the form filed as an exhibit to the Registration Statement, with respect to the sale of the Common Shares will have been duly authorized and validly executed and delivered by the Company and the other parties thereto.

In connection with the opinion expressed herein, we have examined, among other things, (i) the Second Amended and Restated Certificate of Incorporation of the Company and the Amended and Restated Bylaws of the Company, (ii) the records of corporate proceedings that have occurred prior to the date hereof with respect to the Offering, (iii) the Registration Statement and (iv) the form of underwriting agreement filed as an exhibit to the Registration Statement. We have also reviewed such questions of law as we have deemed necessary or appropriate. As to matters of fact relevant to the opinion expressed herein, and as to factual matters arising in connection with our examination of corporate documents, records and other documents and writings, we relied upon certificates and other communications of corporate officers of the Company, without further investigation as to the facts set forth therein.

Based upon the foregoing, we are of the opinion that:

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(a)         with respect to the Common Shares to be issued or sold by the Company, when the Common Shares have been delivered in accordance with a definitive underwriting agreement approved by the Board of Directors of the Company and upon payment of the consideration provided for therein (not less than the par value of the Common Shares), such Common Shares will be duly authorized, validly issued, fully paid and nonassessable; and

(b)         with respect to the Common Shares proposed to be sold by the Selling Stockholders, such Common Shares have been or will be validly issued, fully paid and nonassessable.

The foregoing opinions are limited in all respects to the General Corporation Law of the State of Delaware (including the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting these laws) and the federal laws of the United States of America, and we do not express any opinions as to the laws of any other jurisdiction.

We hereby consent to the statements with respect to us under the heading “Legal Matters” in the prospectus forming a part of the Registration Statement and to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Vinson & Elkins L.L.P.